February 21, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Elite Performance Holding Corp.
Amendment No. 4 to Registration Statement on Form S-1 Filed January 20, 2023 File No. 333-262483

We are in receipt of the Commission’s Comment Letter dated February 17, 2023 and hereby submit responses thereto for review:

We will incur increased costs, page 14

Comment 1. We note your response to prior comment 5. Please note that upon effectiveness of this registration statement, you will be required to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended. Therefore, please revise to eliminate the disclosure that you will merely be filing reports on a “voluntary” basis as requested in prior comment 5.

Response 1. The Registration Statement was revised to eliminate the word “voluntary” and to state that the Company will be required to file reports pursuant to Exchange Act Section 15(d), unless and until that obligation is suspended, as requested.

Executive Compensation, page 32

Comment 2. Please revise your disclosure to provide compensation information for your most recent completed fiscal year.

Response 2. The compensation section has been updated to include that for the most recent fiscal year, as requested.

Principal Stockholders, page 35

Comment 3. Please tell us with specificity where you revised the disclosure in response to the last sentence of prior comment 6.

Prior comment 6 was as follows:

Comment 6. It appears that in response to prior comment 7, the company revised the disclosure in the table on page 35. Please tell us how you determined the reference on page 35 to ownership percentage of 21% given the disclosure in this section about ownership of 25,000,000 shares and the disclosure on page 7 about 111,001,300 shares of common stock currently outstanding. Also, expand the disclosure on page 35 to disclose the total beneficial ownership and voting power considering all outstanding equity securities as requested in prior comment 7.

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Response 3. The ownership percentage was a typo, and has been corrected by revising the disclosures in the table on page 35, and the footnotes below the table. The Company believes that the table and footnotes, together, now disclose total beneficial ownership and voting power of all issued and outstanding equity securities, as requested.

Exhibits

Comment 4. In Section 4.14 of Exhibit 10.14, the agreement references what the subscriber “read.” Section 1.7 references what the subscriber “understands.” Please revise to eliminate those terms.

Response 4. Exhibit 10.14 has been updated to delete the terms, as requested.

General

Comment 5. Please update your disclosure throughout your document to the extent practicable. For example, we note the disclosure on pages 4 and 29 that “the company plans on making several of them full time employees in the 3rd quarter of 2022” and that the company “anticipates converting several sales consultants into full time employees in the third quarter of 2022,” respectively. As another example, we note the information on pages 41 and 42 about the amounts of outstanding balances on notes “as of March 31, 2022.” We also note the date of Exhibit 10.14.

Response 5. The Registration Statement has been updated to bring forward the dates and the status of the Company’s employees and consultants, as requested.

Thank you.

Sincerely,

ELITE PERFORMANCE HOLDING CORP.

/S/ Joey Firestone

Joey Firestone, CEO

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